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bsheehan@sidley.com (212) 839 8652	FOUNDED 1866

July 8, 2013

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Ingram
Nudrat Salik
Rufus Decker
Leland Benton

Re:	UCP, Inc.

Registration Statement on Form S-1

File No. 333-187735

Ladies and Gentlemen:

On behalf of UCP, Inc. (the “Company”), we have electronically transmitted for filing under separate cover, pursuant to Regulation S-T, Amendment No. 5 (the “Amendment”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on April 4, 2013 and amended on May 21, 2013, May 22, 2013, June 14, 2013 and June 24, 2013 (the “Registration Statement”). For your convenience, we have also provided a courtesy package that includes eight copies of the Amendment, four of which have been marked to show changes from the amendment to the Registration Statement filed on June 24, 2013.

This letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission, received by electronic mail on July 5, 2013, with respect to the Registration Statement (the “Comment Letter”), and the Amendment has been revised to reflect the Company’s responses to the Comment Letter. For ease of review, we have set forth below each of the numbered comments of the Comment Letter and the Company’s responses thereto. All page numbers and the captions in the responses below refer to the Amendment. The responses in this letter are based on information provided and representations

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

Division of Corporation Finance

July 8, 2013

made by the Company to Sidley Austin LLP for the purpose of preparing this letter. Capitalized terms used herein without definition, have the meanings ascribed to them in the Registration Statement.

Management’s Discussion and Analysis of Financial Condit ion and Results of Operations, page 65

1.	We re-issue comment six in our letter dated June 21, 2013. While you have clarified impact of the various trends you have discussed on some of your markets, you have not provided the requested disclosure on the expected impact on your operating performance and community count.

Response: The requested disclosure regarding the expected impact on the Company’s operating performance and community count has been added in response to the Staff’s comment. Please see page 78 of the prospectus.

Unaudited Pro Forma Financial Information, page 56

2.	Please tell us how you concluded that it was appropriate to have a line item labeled total equity / equity attributable to UCP, Inc. when it would appear that total equity and equity attributable to UCP, Inc. may be different on a pro forma basis as well as a pro forma as adjusted basis. Please also check the titles used elsewhere throughout the filing. For example, it appears that you may be using the total stockholders’ equity title in instances when the amounts exclude noncontrolling interests.

Response: In response to the Staff’s comment, the referenced line item has been changed to “Member’s equity / total equity attributable to UCP, Inc.” Please see page 68 of the prospectus. Additionally, conforming changes have been made in response to the Staff’s comment, please see pages 21, 22, 61, 62, 68 and 69 of the prospectus.

3.	We note your response to comment two in our letter dated June 21, 2013. For adjustment (6), please disclose why net proceeds from the offering are being allocated to noncontrolling interests. This appears to be due to the purchase of newly-issued UCP, LLC Series B Units by UCP, Inc. upon completion of this offering which is discussed on page 48. Please also revise your use of proceeds disclosures throughout the filing to better explain that the net offering proceeds will be used to purchase these units of UCP, LLC and that UCP, LLC intends to use these proceeds for general corporate purposes, if true.

Response: Disclosure has been added in response to the Staff’s comment explaining that a portion of the net proceeds from the offering is being allocated to noncontrolling

Securities and Exchange Commission

Division of Corporation Finance

July 8, 2013

interest in accordance with ASC 810-10-45-23, which requires the change in UCP, Inc.’s controlling financial ownership interest in UCP, LLC (as a result of UCP, Inc. using the net proceeds from the offering to acquire newly-issued Series B Units of UCP, LLC) to be recorded as an equity transaction, such that noncontrolling interest, which represents PICO’s direct ownership interest in UCP, LLC, is adjusted to reflect the decrease in PICO’s proportionate ownership interest in UCP, LLC. Please see page 69 of the prospectus. In addition, the Company has revised the use of proceeds disclosure to reflect the purchase by UCP, Inc. of UCP, LLC Series B Units and the subsequent deployment of the proceeds from UCP, LLC. Please see pages 16 and 60 of the prospectus.

4.	You disclose the number of Class A restricted stock units that have been excluded from your determination of pro forma diluted EPS for anti-dilution reasons. It appears that the UCP, LLC Series A Units that are exchangeable on a one-for-one basis for shares of Class A common stock will also need to be included in your determination of diluted EPS in the future if dilutive pursuant to ASC 260-10-45-16. Please advise or revise your disclosures to also address these units.

Response: Disclosure has been revised in response to the Staff’s comment. Specifically, disclosure has been added indicating that shares of Class A common stock issuable upon exchange of UCP, LLC Series A Units have not been included in pro forma net loss per diluted share of Class A common stock, as the effect of such inclusion on the loss per share would be anti-dilutive. Additionally, disclosure has been added clarifying that shares issuable upon exchange of UCP, LLC Series A units (as well as shares of Class A common stock issuable in connection with vesting of Class A restricted stock units) will be included when determining diluted earnings per share of Class A common stock in the future if the inclusion of such shares would be dilutive. Please see page 73 of the prospectus.

Securities and Exchange Commission

Division of Corporation Finance

July 8, 2013

*        *        *

The Company respectfully believes that the proposed modifications to the Registration Statement are responsive to the Staff’s comments. Please do not hesitate to contact me by telephone at (212) 839-8652 or by email at bsheehan@sidley.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Bart Sheehan

Bart Sheehan

Enclosure

cc:	Dustin L. Bogue, UCP, LLC

William J. La Herran, UCP, LLC

W. Allen Bennett, UCP, LLC

Maxim C.W. Webb, PICO Holdings, Inc.

Alan F. Denenberg, Davis Polk & Wardwell LLP

Chris F. Allen, Deloitte & Touche LLP

J. Gerard Cummins, Sidley Austin LLP